Wedbush Securities Inc.

Computation for Determination of Customer Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2016

		Schedule 2
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$	2,480,824,000
Collateral value of customers' securities pledged at the Options Clearing Corporation		64,000,000
Monies payable against customers' securities loaned		57,288,000
Customers' securities failed to receive		16,950,000
Credit balances in firm accounts which are attributable to principal sales to customers		15,696,000
Market value of short securities and credits in all suspense accounts over 7 business days		290,000
Other		40,120,000
Total credit items		2,675,168,000
Debit balances		
Debit balances in customers' securities accounts		451,593,000
Securities borrowed to effectuate short sales by customers and to make delivery on customers' securities failed to deliver		345,321,000
Failed to deliver of customers' securities not older than 30 calendar days		4,958,000
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customers' accounts		40,119,000
Aggregate debit items		841,991,000
Less 3% of aggregate debit items required by Rule 15c3-3 when the alternative method is used		(25,260,000)
Total Rule 15c3-3 debits		816,731,000
Excess of total credits over total debits	$	**1,858,437,000**
Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2016	$	1,888,740,000
New amount in "reserve bank account," including value of qualified securities, after withdrawal on July 05, 2016	$	1,886,794,000

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.

Wedbush Securities Inc.
Formula for Determination of Proprietary Accounts of Broker
Dealers (PAB) Reserve Requirements of Broker Dealers
June 30, 2016

		Schedule 2a
Credit balances		
Free credit balances and other credit balances in PAB securities accounts	$	165,645,000
Monies borrowed collateralized by securities carried for the accounts of PAB		-
Monies payable against PAB securities loaned		7,827,000
PAB securities failed to receive		402,000
Credit balances in firm accounts attributable to PAB principal sales		41,000
Other		-
Total PAB credits		173,915,000
Debit balances		
Debit balances in PAB securities accounts (excluding partly secured and unsecured receivables and accounts doubtful of collection)		106,952,000
Securities borrowed to effectuate short sales by PAB and to make delivery on PAB securities failed to deliver		36,641,000
Failed to deliver of PAB securities not older than 30 calendar days		3,801,000
Total PAB debits		147,394,000
Excess of total credits over total debits	$	**26,521,000**
Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2016	$	49,000,000
New amount in "reserve bank account," including value of qualified securities, after withdrawal on July 05, 2016	$	32,000,000

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.